SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 2) (1)

                       METRO ONE TELECOMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    5916EF105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Strategic Turnaround Equity Partners, L.P. (Cayman)
                      c/o Gallaway Capital Management , LLC
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-0581
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 13, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |X|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

            (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------                                          -------------------
CUSIP No. 59163F105                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P ( "STEP") (Cayman) 98-0498777
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                    0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER                  779,939
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER               0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER             779,939
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      779,939 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      12.51% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of August 10, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 59163F105                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management, LLC ("GCM") 90-0000838
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               912,868 (1)
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          912,868 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      912,868 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      14.64% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) This includes 132,929 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

(2) On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of August 10, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 59163F105                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary L. Herman                                    N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 11,289(1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               912,868 (2)
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            11,289(1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          912,868 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      924,157
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      14.82%% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Of the 11,289 total shares of Common Stock, 4,289 shares of common stock are held by the Gary Herman, IRA, 2,500 shares are held individually, and 4,500 shares are held by FBR, Inc. ("FBR") for which Mr. Herman has the power to vote and dispose.

(2) This includes 779,939 shares of common stock held by Strategic Turnaround Equity Partners, L.P. (Cayman) and 132,929 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose

(3) On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of August 10, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 59163F105                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway                                    N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 113,612(1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               912,868 (2)
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            113,612 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          912,868 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,026,736
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.47% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Of the 113,612 total shares of common stock, 50,232 shares of common stock are held by Jacombs Investments, Ltd. ("Jacombs") for which Mr. Galloway has the power to vote and dispose, 37,505 shares are held by Mr. Galloway, individually, 21,875 shares are held by RexonGalloway Capital Growth, LLC for which Mr. Galloway has the power to vote and dispose, and 4,000 shares are held by Mr. Galloway's son for which Mr Galloway has the power to vote and dispose.

(2) This includes 779,939 shares of common stock held by "STEP" and 132,929 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

(3) On the basis of 6,233,326 shares of Common Stock reported by the Company to be issued and outstanding as of August 10, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2007

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates to the Common Stock, no par value, (the "Common Stock") of Metro One Telecommunications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11200 Murray Scholls Place, Beaverton, Oregon 97007.

Item 2.     Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), Gary L. Herman and Bruce Galloway are citizens of the United States and managing members of Galloway Capital Management LLC, Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman).

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this
Schedule 13D, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity
Partners, L.P. (Cayman)             Cayman Islands limited partnership

                                    General Partner - Galloway Capital
                                    Management LLC

Galloway Capital Management LLC     Delaware limited liability company

                                    Managing Member - Gary L. Herman
                                    Managing Member - Bruce Galloway

Bruce Galloway                      Citizenship - United States
                                    Managing Member - Galloway Capital
                                    Management LLC
                                    Managing Member - Strategic Turnaround
                                    Equity Partners, L.P. (Cayman)

Gary L. Herman                      Citizenship - United States
                                    Managing Member - Galloway Capital
                                    Management LLC
                                    Managing Member - Strategic Turnaround
                                    Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons or any officer or director thereof, was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the investment capital of Messrs. Galloway and Herman.

Item 4.     Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) made purchases of Common Stock on the open market with its working capital:

--------------------------------------------------------------------------------
Date          Number of Shares Acquired              Price Per Share
--------------------------------------------------------------------------------
3/14/07       1,000                                  2.067
--------------------------------------------------------------------------------
2/20/07       200                                    2.08
--------------------------------------------------------------------------------
3/22/07       5,250                                  2.055
--------------------------------------------------------------------------------
3/27/07       2,230                                  2.1092
--------------------------------------------------------------------------------
3/28/07       4,000                                  2.1083
--------------------------------------------------------------------------------
3/29/07       8,300                                  2.1530
--------------------------------------------------------------------------------
4/03/07       12,486                                 2.0119
--------------------------------------------------------------------------------
4/09/07       108                                    2.06
--------------------------------------------------------------------------------
4/11/07       19,727                                 1.9772
--------------------------------------------------------------------------------
4/16/07       5,283                                  2.0338
--------------------------------------------------------------------------------
4/18/07       2,681                                  2.0204
--------------------------------------------------------------------------------
4/19/07       1,400                                  2.0229
--------------------------------------------------------------------------------
5/01/07       2,012                                  2.0365
--------------------------------------------------------------------------------
5/02/07       643                                    2.0522
--------------------------------------------------------------------------------
5/03/07       2,331                                  2.04
--------------------------------------------------------------------------------
5/07/07       1,500                                  2.03
--------------------------------------------------------------------------------
5/11/07       8,282                                  2.0136
--------------------------------------------------------------------------------
5/14/07       400                                    2.0175
--------------------------------------------------------------------------------
5/22/07       7,000                                  2.0057
--------------------------------------------------------------------------------
5/23/07       3,000                                  2.0417
--------------------------------------------------------------------------------
5/24/07       684                                    2.03
--------------------------------------------------------------------------------
5/31/07       1,600                                  2.0633
--------------------------------------------------------------------------------
6/05/07       10,700                                 2.0357
--------------------------------------------------------------------------------
6/06/07       5,000                                  2.1066
--------------------------------------------------------------------------------
6/07/07       15,000                                 2.0989
--------------------------------------------------------------------------------
6/08/07       11,000                                 2.1049
--------------------------------------------------------------------------------
6/11/07       6,022                                  2.0713
--------------------------------------------------------------------------------
6/12/07       2,700                                  2.10
--------------------------------------------------------------------------------
6/14/07       15,000                                 2.1153
--------------------------------------------------------------------------------
6/15/07       7,000                                  2.0722
--------------------------------------------------------------------------------
6/19/07       9,000                                  2.1295
--------------------------------------------------------------------------------
7/05/07       5,740                                  2.1117
--------------------------------------------------------------------------------
7/06/07       15,000                                 2.2140
--------------------------------------------------------------------------------
7/13/07       2,800                                  2.0518
--------------------------------------------------------------------------------
7/16/07       850                                    2.05
--------------------------------------------------------------------------------
7/17/07       2,226                                  2.0796
--------------------------------------------------------------------------------
7/18/07       1,500                                  2.1078
--------------------------------------------------------------------------------
7/19/07       1,136                                  2.11
--------------------------------------------------------------------------------
7/24/07       3,831                                  2.0141
--------------------------------------------------------------------------------
8/09/07       3,894                                  2.0374
--------------------------------------------------------------------------------

On each of the following dates, transfers were made by Bruce Galloway and his affiliates to Finvest Yankee, LP:

--------------------------------------------------------------------------------
Date          Number of Shares Transferred           Price Per Share
--------------------------------------------------------------------------------
7/20/07       43,868
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Bruce Galloway or his affiliates made purchases of Common Stock on the open market with his personal funds:

--------------------------------------------------------------------------------
Date          Number of Shares Acquired              Price Per Share
--------------------------------------------------------------------------------
4/10/07       1,000                                  2.08
--------------------------------------------------------------------------------
6/28/07       7,875                                  2.0441
--------------------------------------------------------------------------------
7/12/07       400                                    2.07
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Finvest Yankee made purchases of Common Stock on the open market:

--------------------------------------------------------------------------------
Date          Number of Shares Acquired              Price Per Share
--------------------------------------------------------------------------------
7/25/2007     8,600                                  2.006
--------------------------------------------------------------------------------
7/26/2007     1,114                                  2.030
--------------------------------------------------------------------------------
7/27/2007     20,650                                 2.008
--------------------------------------------------------------------------------
7/30.2007     13,700                                 1.868
--------------------------------------------------------------------------------
7/31/2007     25,897                                 1.854
--------------------------------------------------------------------------------
8/02/2007     19,100                                 2.007
--------------------------------------------------------------------------------

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this
Schedule 13D.

* the reporting persons have reported purchases, and transfers of the issuer's common stock beyond the prior sixty (60) day period.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman) ), Bruce Galloway and Gary L. Herman (as Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 1,026,736 shares of Common Stock, representing approximately 16.64% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 13, 2007. Strategic Turnaround Equity Partners, L.P.

(Cayman) is deemed to be the direct beneficial owner of 779,939 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 912,868 shares of Common Stock which includes 132,929 shares of common stock held by Finvest Yankee, LP for which GCM has the power to vote and dispose. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners 912,868 shares of Common Stock which includes 132,929 shares of common stock held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Mr. Galloway holds 113,612 total shares of common stock of which 50,232 shares of common stock are held by Jacombs Investments, Ltd. ("Jacombs") for which Mr. Galloway has the power to vote and dispose the shares, 37,505 shares are held by Mr. Galloway, individually, 21,875 shares are held by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 4,000 shares are held by Mr. Galloway's son for which Mr Galloway retains full investment and voting discretion.

Mr. Herman holds 11,289 shares of common stock directly, 4,289 shares of common stock are held by the Gary Herman, IRA, 2,500 shares are held individually, and 4,500 shares are held by FBR, Inc. ("FBR") for which Mr. Herman has the power to vote and dispose.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With the
            Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit A. Joint Filing Agreement of the Reporting Persons.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Strategic Turnaround Equity Partners, L.P. (Cayman)

September 10, 2007           By:/s/ Gary Herman
                                ---------------
                             Name: Gary Herman
                             Title: Managing Member of Galloway Capital
                             Management LLC, the General Partner of Strategic
                             Turnaround Equity Partners, L.P. (Cayman)


                             Galloway Capital Management, LLC

September 10, 2007           By:/s/ Bruce Galloway
                                ------------------
                             Name: Bruce Galloway
                             Title: Managing Member


September 10, 2007           /s/ Gary L. Herman
                             ------------------
                             Gary L. Herman


September 10, 2007           /s/ Bruce Galloway
                             ------------------
                             Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of Metro One Telecommunications, Inc. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: September 10, 2007



                             Strategic Turnaround Equity Partners, L.P. (Cayman)

                             By:/s/ Gary Herman
                                ---------------
                             Name: Gary Herman
                             Title: Managing Member of Galloway Capital
                             Management, LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)


                             Galloway Capital Management, LLC

                             By:/s/ Bruce Galloway
                                ------------------
                             Title: Managing Member


                             /s/ Gary Herman
                             ---------------
                             Gary L. Herman


                             /s/ Bruce Galloway
                             ------------------
                             Bruce Galloway